UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2023

333-206723

(Commission File Number)

P.V. NANO CELL LTD.

(Translation of registrant’s name into English)

8 Hamasger Street
Migdal Ha’Emek, 2310102, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Postponement of Annual General Meeting of Shareholders

P.V. Nano Cell Ltd., a company organized under the laws of the State of Israel (the “Company”), announced that its Annual General Meeting of Shareholders (the “Annual Meeting”), originally scheduled to be held on Thursday, November 9, 2023, at 4:00 p.m. Israel time, has been postponed, in order to include additional items on the agenda for the Annual Meeting. The date and time of the adjourned Annual Meeting will be published by the Company in due course, and a notice and proxy statement for the postponed Annual Meeting will be filed and made available to shareholders in accordance with applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2023	P.V. NANO CELL LTD.

	By:	/s/ Avi Magid
		Name:	Avi Magid
		Title:	Chief Executive Officer

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